UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2013

GRUPO AEROPORTUARIO DEL SURESTE, S.A.B. de C.V.

(SOUTHEAST AIRPORT GROUP)

(Translation of Registrant’s Name Into English)

México

(Jurisdiction of incorporation or organization)

Bosque de Alisos No. 47A– 4th Floor

Bosques de las Lomas

05120 México, D.F.

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F x	Form 40-F ____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ____	No x

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .)

Contacts: ASUR Lic. Adolfo Castro (52) 5552-84-04-08 acastro@asur.com.mx	Breakstone Group Susan Borinelli (646) 330-5907 sborinelli@breakstone-group.com

ASUR Announces Total Passenger Traffic for

August 2013 Up 11.8 % Year over Year

Mexico City, September 5, 2013 - Grupo Aeroportuario del Sureste, S.A.B. de C.V. (NYSE: ASR; BMV: ASUR) (ASUR), the first privatized airport group in Mexico and operator of Cancún Airport and eight other airports in southeast Mexico, as well as a 50% JV partner in Aerostar Airport Holdings, LLC, operator of the Luis Muñoz Marín International Airport in San Juan, Puerto Rico, today announced that total passenger traffic for August 2013 increased by 11.8 % when compared to August 2012.

This announcement reflects comparisons between August 1 through August 31, 2013 and 2012. Transit and general aviation passengers are excluded.

Domestic
Airport	August 2012	August 2013	% Change
Cancún	503,274	558,954	11.1
Cozumel	9,692	7,553	(22.1)
Huatulco	39,785	37,780	(5.0)
Mérida	96,153	99,826	3.8
Minatitlán	10,709	16,665	55.6
Oaxaca	39,892	40,357	1.2
Tapachula	12,482	11,473	(8.1)
Veracruz	70,934	78,457	10.6
Villahermosa	76,469	82,156	7.4
Total Domestic	859,390	933,221	8.6

International
Airport	August 2012	August 2013	% Change
Cancún	750,920	870,825	16.0
Cozumel	20,938	20,689	(1.2)
Huatulco	1,655	2,024	22.3
Mérida	9,698	11,239	15.9
Minatitlán	622	778	25.1
Oaxaca	5,901	6,586	11.6
Tapachula	639	877	37.2
Veracruz	9,180	9,292	1.2
Villahermosa	5,537	5,934	7.2
Total International	805,090	928,244	15.3

Total
Airport	August 2012	August 2013	% Change
Cancún	1,254,194	1,429,779	14.0
Cozumel	30,630	28,242	(7.8)
Huatulco	41,440	39,804	(3.9)
Mérida	105,851	111,065	4.9
Minatitlán	11,331	17,443	53.9
Oaxaca	45,793	46,943	2.5
Tapachula	13,121	12,350	(5.9)
Veracruz	80,114	87,749	9.5
Villahermosa	82,006	88,090	7.4
ASUR Total	1,664,480	1,861,465	11.8

About ASUR:

Grupo Aeroportuario del Sureste, S.A.B. de C.V. (ASUR) is a Mexican airport operator with concessions to operate, maintain and develop the airports of Cancún, Mérida, Cozumel, Villahermosa, Oaxaca, Veracruz, Huatulco, Tapachula and Minatitlán in the southeast of México, as well as a 50% JV partner in Aerostar Airport Holdings, LLC, operator of the Luis Muñoz Marín International Airport of Puerto Rico. The Company is listed both on the NYSE in the U.S., where it trades under the symbol ASR, and on the Mexican Bolsa, where it trades under the symbol ASUR. One ADS represents ten (10) series B shares.

- END -

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Sureste, S.A.B. de C.V.
By: /s/ ADOLFO CASTRO RIVAS
Adolfo Castro Rivas
Chief Executive Officer

Date: September 5, 2013